September 25, 2019

VIA EDGAR

Megan Miller

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C.  20549

         Re:       Eaton Vance Floating-Rate Income Trust (the “Fund” or the “Registrant”)

                  Registration Statement on Form N-2 (333-231534; 811-21574)

Ms. Miller:

This letter responds to a comment provided telephonically to the undersigned on September 24, 2019 regarding the registration statement of the Fund filed on September 19, 2019 (the “Filing”) (Accession No. 0000940394-19-001277). The comment and the Fund’s response is set forth below.

  Comment: Please confirm that “Other expenses” as shown under the “Summary of Trust Expenses” in the Fund’s Prospectus are determined in accordance with Form N-2, Item 3., General Instructions 9.

  Response: “Other expenses” as shown under the “Summary of Trust Expenses” in the Fund’s Prospectus will be corrected in the Fund’s anticipated filing pursuant to Rule 497 on September 26, 2019, in accordance with Form N-2, Item 3., General Instructions 9.

If you have any questions or comments concerning the foregoing, please contact the undersigned at (617) 672-8655.

Sincerely,

/s/ Jeanmarie Valle Lee

Jeanmarie Valle Lee, Esq.

Vice President